UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Organization of Investor Relations Event

1. Date & Time and Place	Date & Time	May 15-28, 2025 (09:00 - 18:00)
	Place	Seoul and Hong Kong
2. Target Audience		Major foreign Institutional Investors
3. Purpose of IR		To promote understanding of the company
4. Method of IR		One-on-one meeting
5. Summary of Key Topics to be covered		Key business highlights in 1Q 2025 and Q&A
6. Decision Date		May 14, 2025
7. IR Material		Publication Date	-
		Website	http://www.posco-inc.com
8. Other references useful for making investment decisions

-  Above ‘1. Date & Time’ are based on Local Time.

-  Schedule :

* Samsung Global Investors Conference: May 15

* BofA Securities 2025 Korea Conference : May 20

* THE C FORUM : May 22

* UBS Asian Investment Conference 2025 : May 27-28

-  Please refer to the IR material posted on the company’s website (http://www.posco-inc.com   Investors  IR Archives)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: May 14, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President